Exhibit 99.1

Ad-hoc announcement according to Art. 17 (1) MAR	Media contact Matthias Link T +49 6172 609-2872 matthias.link@fmc-ag.com Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com www.freseniusmedicalcare.com

July 27th, 2022

Fresenius Medical Care AG & Co. KGaA cuts outlook for FY 2022 due to increased headwinds from U.S. labor market situation and global inflation, and withdraws 2025 targets

In the second quarter Fresenius Medical Care experienced increasing different headwinds that are now expected to negatively impact the Company´s earnings development in the second half of FY 2022 to a significant larger degree than anticipated when giving guidance. Earnings development in particular is anticipated to be affected by increased wage inflation and worsened staff shortages resulting in capacity constraints in North American Health Care Services. Additionally, the worsening of the macroeconomic environment is expected to result in higher inflation and disruptions in supply chain.

Against this backdrop, Fresenius Medical Care now anticipates for FY 2022, in constant currency and before special items, revenue to grow at the low end of the previously guided low to mid-single digit percentage range and now assumes net income (attributable to shareholders of Fresenius Medical Care AG & Co. KGaA) to decline around a high teens percentage range.

Due to uncertainties of the U.S. labor market and macro-economic inflationary environment, which are assumed to be temporary, Fresenius Medical Care withdraws 2025 targets of compounded annual average increases in the mid-single-digit percentage range for revenue and in the high-single-digit percentage range for net income (attributable to shareholders of Fresenius Medical Care AG & Co. KGaA).

Contact:
Dr. Dominik Heger
EVP | Head of Investor Relations, Strategic Development & Communications

dominik.heger@fmc-ag.com
P. +49 6172 609 2601